EXHIBIT 99.1

Re: New Pledge Permit

Ramat Gan, Israel - November 11, 2019 - B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

Further to the Company’s previous reports regarding the progress of the arrangement entered into and among the Company, Searchlight II BZQ L.P. (“Searchlight”), TNR Investments Ltd. (“TNR”), Internet Gold - Gold Lines Ltd., the Company’s and Internet Gold’s debentures and their representatives and trustees (the “Arrangement”), the Company is pleased to announce that the new Pledge Permit in favor of the company's debentures holders with respect to Bezeq's shares (as was previously reported under the Arrangement documents), was signed by the Minister of Communications and was officially provided to the Company.

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.